UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-21403
CUSIP Number: 92906L 50 1

NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form 10-D [   ] Form N-SAR [   ] Form N-CSR

     For Period Ended: September 30, 2008

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: _____________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Voxware, Inc.

Former name if applicable

Address of principal executive office (Street and number)

300 American Metro Blvd., Suite 155

City, state and zip code	Hamilton, NJ 08619

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Voxware, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008 (the “Form 10-Q”) without unreasonable effort or expense. The delay resulted from the time necessary to evaluate a technical issue involving the appropriate application of rules pertaining to a complex bank loan modification agreement which was significant for the quarter. The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the November 14, 2008 due date of the Form 10-Q.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

William G. Levering III	(609) 514-4100
(Name)	(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A attached hereto and forming a part hereof.

Voxware, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008	By:	/s/ William G. Levering III
Name: William G. Levering III
Title: Chief Financial Officer

EXHIBIT A

PART IV
OTHER INFORMATION

For the three months period ended September 30, 2008, the Company expects to report a net loss of $1,970,000. The delay in the Company’s filing solely resulted from the time necessary to negotiate, execute and document a loan modification agreement (the "Third Loan Modification Agreement”) with Silicon Valley Bank (“SVB”). While preparing its financial statements for the three months period ended September 30, 2008, the Company determined that as of September 30, 2008, the Company was in violation of certain covenants of the Second Loan Modification Agreement (“SLMA”) between Voxware, Inc. and SVB requiring the Company to maintain minimum levels of quarterly profits, as defined by the terms of the SLMA. The Company and SVB immediately began discussing an amendment to the existing loan agreements, but due to the current state of the economy, such negotiations and documentation have been ongoing. The parties reached agreement in principle on November 14, 2008. Although expected to be executed on or about November 17, 2008, the Third Loan Modification Agreement affects the presentation of the Company’s financial statements as of September 30, 2008 as failure by the Company to execute such agreement would require the Company to reclassify long term debt, resulting in an unreasonable effort by and expense to the Company in preparing its financial statements for the three months period ended September 30, 2008 in order to file its Quarterly Report on Form 10-Q. The Third Loan Modification Agreement will restructure terms under the Company's existing loan agreements and, among other things, waive the Company's non-compliance with the covenant requiring a minimum level of profitability for the three months period ended September 30, 2008 and will establish revised covenants for minimum levels of liquidity and results of operations.